UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of      October     , 2003

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [x]	Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ]	No [x]

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
PRESS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date	October 31, 2003	By	/s/ Rochiman Sukarno (Signature)

Rochiman Sukarno Head of Investor Relation Unit

PRESS RELEASE
No. TEL. 448 /PR000/UHI/2003

TELKOM’S 2003 THIRD QUARTER RESULTS

Jakarta, October 31, 2003. Herewith, please find enclosed Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk. (“TELKOM”) Balance Sheet and Statement of Income (unaudited) for the Third Quarter of Year 2003 as submitted to the Indonesian Capital Market Authority ( BAPEPAM ) on October 31st, 2003.

ROCHIMAN SUKARNO
Head of Investor Relations

For further information, please contact:

Investor Relations Unit
PT Telekomunikasi Indonesia, Tbk

Phone	: 62-21-5215109
Fax	: 62-21-5220500
E-mail	: investor@telkom.co.id
Website	: www.telkom.co.id

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
SEPTEMBER 30, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollar)

	2002	2003

	Rp	Rp	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7,378,883	4,860,585	567,693
Temporary investments	565,682	—	—
Trade accounts receivable
Related parties — net of allowance for doubtful accounts of Rp519,483 million in 2002 and Rp616,387 million in 2003	1,399,127	863,995	100,910
Third parties — net of allowance for doubtful accounts of Rp331,148 million in 2002 and Rp413,959 million in 2003	1,908,851	2,439,780	284,954
Other accounts receivable — net of allowance for doubtful account of Rp31,216 million in 2002 and Rp170,043 million in 2003	166,849	285,928	33,395
Inventories — net of allowance for obsolescence of Rp56,642 million in 2002 and Rp51,345 million in 2003	230,386	185,596	21,677
Prepaid expenses	542,306	896,462	104,702
Other current assets	111,062	38,663	4,516

Total Current Assets	12,303,146	9,571,009	1,117,847

NONCURRENT ASSETS
Long-term investment — net	104,348	69,741	8,145
Property, plant and equipment — net of accumulated depreciation of Rp18,870,782 million in 2002 and Rp23,813,004 million in 2003	25,890,299	31,959,967	3,732,769
Property, plant and equipment under revenue-sharing arrangements — net of accumulated depreciation of Rp901,671 million in 2002 and Rp876,749 million in 2003	388,181	317,441	37,076
Advances and other noncurrent assets	998,996	307,906	35,962
Intangible assets	2,163,862	3,283,817	383,535
Advance payment for investment in share of stock	268,101	79,768	9,317
Escrow accounts	129,292	447,838	52,305
Property not used in operations	6,446	12,355	1,443

Total noncurrent assets	29,949,525	36,478,833	4,260,552

TOTAL ASSETS	42,252,671	46,049,842	5,378,399

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (Continued)
SEPTEMBER 30, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollar)

	2002	2003

	Rp	Rp	US$
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade account payable
Related parties	1,162,709	723,204	84,467
Third parties	1,783,909	2,365,467	276,275
Other accounts payable	125,707	135,289	15,801
Taxes payable	1,459,605	1,794,260	209,561
Dividends payable	667,866	69,418	8,108
Accrued expenses	1,516,889	2,876,231	335,930
Unearned income	528,985	660,464	77,139
Advances from customers and suppliers	836,434	692,107	80,834
Bank Loans and Current maturities of long-term liabilities	2,821,110	2,126,321	248,344
Liability for cross-ownership transactions	389,167	—	—

Total Current Liabilities	11,292,381	11,442,761	1,336,459

NONCURRENT LIABILITIES
Deferred tax liabilities — net	1,971,291	1,528,421	178,512
Unearned income on revenue-sharing arrangements	180,202	122,924	14,357
Unearned initial investors payments under joint operation scheme	67,453	28,876	3,373
Long-term liabilities — net of current maturities
Two-step loans — related party	7,804,054	7,005,308	818,186
Suppliers’ credit loans	283,351	64,804	7,569
Bridging loan	81,498	25,726	3,005
Project cost payable	189,876	—	—
Bond payable and guaranteed notes	2,353,104	2,235,511	261,097
Bank loan	149,040	1,790,838	209,161
Other long-term debt	9,150	9,150	1,069
Liability for acquisition of a subsidiary	—	760,916	88,871

Total Noncurrent Liabilities	13,089,019	13,572,474	1,585,200

MINORITY INTEREST IN NET ASSETS OF SUBSIDIARIES	3,188,402	4,126,800	481,990

EQUITY
Capital stock — Rp500 par value per saries A Dwiwarna share and Series B share Authorized — one Series A Dwiwarna share and 39.999.999.999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 10.079.999.639 Series B shares	5,040,000	5,040,000	588,648
Additional paid-in capital	1,073,333	1,073,333	125,360
Difference in value of restructuring transactions between entities under common control	(7,402,343)	(7,032,455)	(821,357)
Difference due to change of equity in associated companies	258,115	342,425	39,994
Translation adjustment	179,668	160,599	18,757
Appropriated	745,404	1,559,068	182,092
Unappropriated	14,788,692	15,764,837	1,841,256

Total Equity	14,682,869	16,907,807	1,974,750

TOTAL LIABILITIES AND EQUITY	42,252,671	46,049,842	5,378,399

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
FOR THE PERIOD ENDED SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollar, except share and ADS data)

	2001	2002	2003

	Rp	Rp	Rp	US$
OPERATING REVENUE
Telephone
Fixed lines	4,743,939	6,235,286	7,122,495	831,873
Cellular	3,368,856	4,433,892	6,121,293	714,937
Interconnection	1,111,550	2,221,291	3,194,323	373,081
Joint operation scheme	1,656,844	1,214,946	858,273	100,242
Data and internet	226,220	1,073,962	2,150,469	251,164
Network	286,161	224,771	329,956	38,537
Revenue-sharing arrangements	196,046	207,487	191,443	22,360
Other telecommunications services	9,074	11,583	9,109	1,064

Total Operating Revenue	11,598,690	15,623,218	19,977,361	2,333,258

OPERATING EXPENSES
Personnel	1,356,893	2,201,959	3,181,770	371,615
Depreciation	2,078,945	2,565,886	3,321,316	387,914
Operation, maintenance and telecommunication services	1,449,631	1,839,633	2,589,311	302,419
General and administrative	902,299	1,100,549	959,259	112,037
Marketing	148,137	242,251	350,704	40,961

Total Operating Expenses	5,935,905	7,950,278	10,402,360	1,214,946

OPERATING INCOME	5,662,785	7,672,940	9,575,001	1,118,312

OTHER INCOME (CHARGES)
Interest income	461,729	452,172	220,315	25,732
Interest expense	(809,068)	(1,289,328)	(942,087)	(110,031)
Gain (loss) on exchange rate differences — net	114,267	462,987	294,624	34,411
Equity in net income (loss) of associated companies	6,232	(10,109)	(28)	(3)
Gain on sales of long-term investment	—	3,196,380	—	—
Others — net	94,412	282,677	(537,098)	(62,730)

Other Income (Charges) — net	(132,428)	3,094,779	(964,274)	(112,621)

INCOME BEFORE TAX	5,530,357	10,767,719	8,610,727	1,005,691
TAX EXPENSE
Current tax	(1,702,768)	(2,186,318)	(2,920,463)	(341,096)
Deferred tax	143,446	(17,310)	(6,010)	(702)

	(1,559,322)	(2,203,628)	(2,926,473)	(341,798)
INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES AND PRE ACQUISITION (INCOME) LOSS	3,971,035	8,564,091	5,684,254	663,893
PRE ACQUISITION (INCOME) LOSS OF SUBSIDIARIES	108,080	(142,817)	(152,700)	(17,835)
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(436,198)	(852,817)	(1,159,590)	(135,434)

NET INCOME	3,642,917	7,568,457	4,371,964	510,624

BASIC EARNINGS PER SHARES
Net income per share	361.40	750.84	433.73	0.05

Net income per ADS (20 shares B per ADS)	7,228.01	15,016.78	8,674.53	1.01